UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 August 2014

Number	14/14

SENIOR EXECUTIVE CHANGES

BHP Billiton today announced a series of changes to the senior management of the Company.

Graham Kerr, currently Chief Financial Officer of BHP Billiton is appointed Chief Executive Officer designate of the new company that BHP Billiton plans to form in a demerger. Graham will retire from the Group Management Committee on 1 October 2014 and will be replaced as CFO by Peter Beaven, currently President, Copper. Brendan Harris, currently Head of Group Investor Relations, has been appointed CFO designate of the new company.

Graham first joined the BHP Billiton Group in 1994 as a graduate and held various positions, including President of the Diamonds and Specialty Products business, before being appointed CFO in November 2011. Brendan joined BHP Billiton in 2010 and has led the Company’s global investor relations team from London and Melbourne since 2011. He was previously Executive Director, Metals and Mining Research, at Macquarie Bank.

Peter joined BHP Billiton in 2003 and has held various positions in the Company including President Manganese and Vice President Business Development and Chief Development Officer for the Carbon Steel Materials business. He joined BHP Billiton following a previous career with UBS where he headed the Australian advisory team for resources. Peter is a registered Chartered Accountant. He will relocate to Melbourne from Santiago.

An announcement relating to Peter’s replacement as President Copper will be made in due course. In the interim Edgar Basto, currently Asset President Escondida, will act in the capacity of President, Copper and, following the appointment of a permanent replacement, will take up a new role within BHP Billiton.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Graham has made a significant contribution to BHP Billiton including overseeing the development of the proposed demerger announced today. He has experience across commodities and in recent years has led the finance function and businesses in Canada and South Africa with distinction. Graham is the right person to lead the new company and I am pleased that shareholders will continue to benefit from his skills and experience in his new role.”

He added: “Peter has delivered very strong results in leading our Copper business through a period of significant gains in safety, productivity and performance. He brings very strong financial experience and expertise to his new role as CFO of BHP Billiton.”

BHP Billiton today also announced that Karen Wood will retire from the Group Management Committee effective today. Karen joined BHP Limited as Company Secretary in June 2001 shortly before the BHP and Billiton merger. Over her 13 years with the Group she has held a variety of roles including leading the global Human Resources and Corporate Affairs functions. She joined the Office of Chief Executive (later the Group Management Committee) in 2006.

In announcing Karen’s retirement, Mr Mackenzie acknowledged the significant and enduring contribution that Karen has made to BHP Billiton. “In her time with the Company, Karen has supported each chief executive, worked on all leadership transitions and been intimately involved in every corporate transaction and significant development within the organisation. She has provided invaluable counsel to all of us and to the Board throughout – and has given me personally insightful and helpful guidance as I moved into the role of CEO.

“Karen leaves having put in place world-class Human Resources and Corporate Affairs processes and teams. She also led the headquarters of the Company back to its original home in Collins Street in Melbourne and to a wonderful building that both recognises our heritage and promotes our modern culture. Karen’s professionalism and commitment to the organisation and its people will be sorely missed. While Karen is retiring from her executive role she will continue to support me and the Board for some time on several matters including the demerger announced earlier today.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001

email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Australia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Jodie Phillips

Tel: +61 3 9609 2069 Mobile: +61 418 710 516

email: Jodie.Phillips@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 19, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary